082-03116

GREAT QUEST
METALS LTD.

September 3, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 3, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 9/18

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

September 3, 2009

Great Quest Reports Area of Tin Hina Concession Increased from 230 to 417 Square Kilometres

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the Government of Mali has issued a new 90 day Autorisation d'Exploration on the Tin Hina concession increasing the area of the original Tin Hina concession from 230 to 417 square kilometres. This permit is in the name of Engrais Phosphates du Mali SA, a Malian company owned 88% by Great Quest. The company has complied with the terms of the ongoing permit by completing a program in June and has submitted a report. This also satisfies the terms of the new permit, so the company will be next applying for the subsequent permits.

The enlargement of the Tin Hina concession considerably enhances the possibility of finding a significant phosphate mineral resource in the area. A. Allon in his 1959 report, Phosphates Du Soudan, on the phosphate deposits in the Tilemsi district of eastern Mali, included a map of the Tin Hina-Tin Behouki phosphate zone. Mr. Allon mapped this zone over a length of 8.22 kilometres in an east-west direction. The original 230 square kilometre concession covered only 3.41 kilometers of this length. The 417 square km concession covers all of it. Work by A. Allon has shown that the layer or bed of phosphate rock at the Tin Hina area is the same as that within the Alfatchafa hill, 3.7 kilometres to the north, so it is very extensive. The enlarged concession also covers additional hills similar to the Alfatchafa and Tin Hina which could also be prospective for the future discovery of phosphate.

During the June program, 26 grab samples were taken from exposures of rock over a distance of 6,870 metres along the southeast and south sides of the Alfatchafa hill where a layer of phosphate rock occurs within a Middle Eocene sedimentary sequence. Results of the analyses of these samples ranged from 5.11 to 33.05% P_2O_5 and averaged 24.50% P_2O_5. The thickness of the zone of phosphate rock, where observed, ranges from 0.40 to 1.7 metres. The P_2O_5 occurs mainly in the mineral apatite.

The next program, in November will consist of RAB drilling, pitting and sampling on the Alfatchafa hill to establish a NI 43-101 compliant mineral resource, sampling in the area mapped by A. Allon along the Tin Hina–Tin Behouki phosphate occurrence and RAB drilling in the Tin Hina area. Carl G. Verley (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

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